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EXHIBIT 12.1

HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Fixed Charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$66	$57	$243	$279	$303	$370	$433
Interest portion of rent expense	3	3	10	11	14	15	14

Total fixed charges	$69	$60	$253	$290	$317	$385	$447

Earnings:
Pretax income (loss) from continuing operations less equity income	(36)	(136)	(243)	(75)	259	268	40
Fixed charges	69	60	253	290	317	385	447
Amortization of capitalized interest	1	1	3	2	1	1	—
Less:
Interest capitalized	—	(2)	(3)	(17)	(17)	(16)	(9)

Total earnings plus fixed charges	$34	$(77)	$10	$200	$560	$638	$478

Ratio of earnings to fixed charges	—	—	—	—	1.8	1.7	1.1

Deficiency of earnings to fixed charges	$35	$137	$243	$90	$—	$—	$—

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  EXHIBIT 12.1
HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)